SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                              Equinox Systems Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                  294436-10-0
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages(s))

                                  SCHEDULE 13G

CUSIP NO.   294436-10-0

- --------------------------------------------------------------------------------

1)   Name of Reporting Person           Smith Barney Shearson Inc.
     S.S. or I.R.S Identification       13-1912900
     No. of Above Person

- --------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

- --------------------------------------------------------------------------------

3)   SEC Use Only

- --------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                              Delaware

- --------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                              375,611
Beneficially Owned  (6)  Shared Voting Power                                  0
by Each Reporting   (7)  Sole Dispositive Power                         375,711
Person with         (8)  Shared Dispositive Power                         9,900

- --------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                     385,611

- --------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

- --------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                   10.1%

- --------------------------------------------------------------------------------

12)  Type of Reporting Person                                                BD
     (See Instructions)

- --------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.   294436-10-0

- --------------------------------------------------------------------------------

1)   Name of Reporting Person           The Robinson-Humphrey Company, Inc.
     S.S. or I.R.S Identification       58-1472560
     No. of Above Person

- --------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

- --------------------------------------------------------------------------------

3)   SEC Use Only

- --------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                              Delaware

- --------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                    0
Beneficially Owned  (6)  Shared Voting Power                            375,611
by Each Reporting   (7)  Sole Dispositive Power                               0
Person with         (8)  Shared Dispositive Power                       375,611

- --------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                     375,611

- --------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

- --------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                    9.9%

- --------------------------------------------------------------------------------

12)  Type of Reporting Person                                                BD
     (See Instructions)

- --------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.   294436-10-0

- --------------------------------------------------------------------------------

1)   Name of Reporting Person           Smith Barney Shearson Holdings Inc.
     S.S. or I.R.S Identification       06-1274088
     No. of Above Person

- --------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

- --------------------------------------------------------------------------------

3)   SEC Use Only

- --------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                              Delaware

- --------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                              375,611
Beneficially Owned  (6)  Shared Voting Power                                  0
by Each Reporting   (7)  Sole Dispositive Power                         375,711
Person with         (8)  Shared Dispositive Power                         9,900

- --------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                     385,611

- --------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

- --------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                   10.1%

- --------------------------------------------------------------------------------

12)  Type of Reporting Person                                                CO
     (See Instructions)

- --------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.   294436-10-0

- --------------------------------------------------------------------------------

1)   Name of Reporting Person           The Travelers Inc. (formerly Primerica
     S.S. or I.R.S Identification       Corporation)
     No. of Above Person                52-1568099

- --------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

- --------------------------------------------------------------------------------

3)   SEC Use Only

- --------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                              Delaware

- --------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                              375,611
Beneficially Owned  (6)  Shared Voting Power                                  0
by Each Reporting   (7)  Sole Dispositive Power                         375,711
Person with         (8)  Shared Dispositive Power                         9,900

- --------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                     385,611

- --------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

- --------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                   10.1%

- --------------------------------------------------------------------------------

12)  Type of Reporting Person                                                HC
     (See Instructions)

- --------------------------------------------------------------------------------

Item 1(a) Name of Issuer:

     Equinox Systems Inc.


Item 1(b) Address of Issuer's Principal Executive Offices:

     6851 West Sunrise Boulevard
     Ft. Lauderdale, Florida 33313


Item 2(a) Names of Persons Filing:

     The Robinson-Humphrey Company, Inc. ("RH")

     Smith Barney Shearson Inc. ("SBS")

     Smith Barney Shearson Holdings Inc. ("SBS Holdings")

     The Travelers Inc. (formerly Primerica Corporation) ("TRV")


Item 2(b) Address of Principal Business Office or, if none, Residence:

     The address of the principal business office of RH is:

     Atlanta Financial Center
     3333 Peachtree Road, NE
     Atlanta, GA  30326

     The address of the principal business office of each of SBS and SBS Holdings is:

     1345 Avenue of the Americas
     New York, NY  10105

     The address of the principal business office of TRV is:

      65 East 55th Street
      New York, NY  10022


Item 2(c) Citizenship:

     RH, SBS, SBS Holdings and TRV are Delaware corporations.

Item 2(d) Title of Class of Securities:

     Common Stock


Item 2(e) CUSIP Number:

     294436-10-0



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ X ]  Broker or Dealer registered under Sec. 15 of the Act

          (b)  [   ]  Bank as defined in Sec. 3(a)(6) of the Act

          (c)  [   ]  Insurance Company as defined in Sec. 3(a)(19) of the Act

          (d)  [   ]  Investment Company registered under Sec. 8 of the
                      Investment Company Act

          (e)  [   ]  Investment Adviser registered under Sec. 203 of the
                      Investment Advisers Act of 1940

          (f)  [   ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
                      Act of 1974 or Endowment Fund; see
                      Sec. 240.13d-1(b)(1)(ii)(F)

          (g)  [ X ]  Parent Holding Company, in accordance with Sec. 240.13d-
                      1(b)(ii)(G)  (Note: See Item 7)

          (h)  [   ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)


Item 4. Ownership (as of December 31, 1993)

          (a)  Amount Beneficially Owned:  See Item 9 of cover pages

          (b)  Percent of Class:  See Item 11 of cover pages

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote

               (ii)  shared power to vote or to direct the vote

               (iii)  sole power to dispose or to direct the disposition of

               (iv)  shared power to dispose or to direct the disposition of

          See Items 5-8 of cover pages


Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
     than five percent of the class of securities, check the following [   ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     SBS is the sole stockholder of RH, SBS Holdings is the sole common stockholder of SBS, and TRV is the sole stockholder of SBS Holdings.


Item 8.  Identification and Classification of Members of the Group

     Not Applicable.


Item 9.  Notice of Dissolution of Group

     Not Applicable.

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 1994


                      THE ROBINSON-HUMPHRIES COMPANY, INC.



                      By: /s/ Mary Barnes Jenkins
                         ---------------------------
                         Name:  Mary Barnes Jenkins
                         Title:   Assistant Secretary



                      SMITH BARNEY SHEARSON INC.



                      By: /s/ Howard M. Darmstadter
                         ---------------------------
                         Name:  Howard M. Darmstadter
                         Title:   Assistant Secretary


                      SMITH BARNEY SHEARSON HOLDINGS INC.



                      By: /s/ Mary Barnes Jenkins
                         ---------------------------
                         Name:  Mary Barnes Jenkins
                         Title:   Assistant Secretary

                      THE TRAVELERS INC.



                      By: /s/ Mary Barnes Jenkins
                         ---------------------------
                         Name:  Mary Barnes Jenkins
                         Title:   Assistant Secretary

                         EXHIBIT INDEX TO SCHEDULE 13G
                         -----------------------------



EXHIBIT 1
- ---------

Agreement among the parties
as to joint filing of Schedule 13G


EXHIBIT 2
- ---------

Disclaimer of beneficial ownership by
SBS Holdings and TRV